United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 8-A

For registration of certain classes of securities

pursuant to section 12(b) or (g) of the

Securities Exchange Act of 1934

Greenwave Technology Solutions, Inc.
(Exact name of registrant as specified in its charter)

Delaware	46-2612944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

277 Suburban Drive, Suffolk, VA	23434
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act:

None

(title of class)

Item 1. Description of Registrant’s Securities to be Registered.

A description of the shares of common stock, par value $0.001 per share, of Greenwave Technology Solutions, Inc. (the “Company,” “we,” “our” or “us”) being registered hereunder is set forth below:

DESCRIPTION OF CAPITAL STOCK

General

The following summarizes information concerning the Company’s capital stock, including material provisions of our Second Amended and Restated Certificate of Incorporation (as amended), our Bylaws and certain provisions of Delaware law. You are encouraged to read our form of Second Amended and Restated Certificate of Incorporation and our form of Bylaws.

Authorized Capital Stock

As of July 20, 2022, our authorized capital stock consists of 1,200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share.

Shares Outstanding

As of July 20, 2022, 3,340,416 shares of our common stock were issued and outstanding and 500 shares of our preferred stock were issued or outstanding. Additionally, on July 22, 2022, concurrently with initiation of trading of the Company’s Common Stock on The Nasdaq Capital Market, the Company’s outstanding convertible notes will automatically convert into 6,896,901 shares of Common Stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting Rights

Except as required by law or matters relating solely to the terms of preferred stock, each outstanding share of common stock will be entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of our common stock shall have no cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our Second Amended and Restated Certificate of Incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the voting power of the shares present in person or by proxy at the meeting and entitled to vote thereon.

Liquidation

In the event of the liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there is no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

The Second Amended and Restated Certificate of Incorporation authorizes the Company’s board of directors to establish one or more series of preferred stock. Unless required by law or by NASDAQ, the authorized shares of preferred stock will be available for issuance without further action by you. The Company’s board of directors is authorized to fix from time to time before issuance the number of preferred shares to be included in any such series and the designation, powers, preferences and relative participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof. The authority of the Company’s board of directors with respect to each such series will include, without limiting the generality of the foregoing, the determination of any or all of the following:

☐	The number of shares constituting the series and the distinctive designation of the series

☐	The dividend rate (or the method of calculation of dividends) on the shares of the series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of the series;

☐	Whether the series shall have voting rights, in addition to the voting rights required by law, and if so, the terms of such voting rights;

☐	Whether the series shall have conversion rights, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors shall determine;

☐	Whether or not the shares of that series shall be redeemable or exchangeable, and, if so, the terms and conditions of such redemption or exchange, as the case may be, including the date or dates upon or after which they shall be redeemable or exchangeable, as the case may be, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

☐	Whether the series shall have a sinking fund for the redemption or purchase of shares of that series, and if so, the terms and amount of such sinking fund;

☐	The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights or priority, if any, of payment of shares of the series; and

☐	Any other relative rights, preferences, powers and limitations of the series.

All as may be determined from time to time by the Company’s board of directors and stated or expressed in the resolution or resolutions providing for the issuance of such preferred stock.

The Company could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of the Company’s common stock might believe to be in their best interests or in which the holders of the Company’s common stock might receive a premium for their Company common stock over its market price. Additionally, the issuance of preferred stock may adversely affect the rights of holders of the Company’s common stock by restricting dividends on the Company’s common stock, diluting the voting power of the Company’s common stock or subordinating the liquidation rights of the Company’s common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the Company’s common stock. The Company has no current plans to issue any series of preferred stock.

Delaware Anti-Takeover Law and Provisions of our Second Amended and Restated Certificate of Incorporation and Bylaws

The Second Amended and Restated Certificate of Incorporation and Bylaws contain and the DGCL contains provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of the Company’s board of directors. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control and enhance the ability of the Company’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of the Company’s common stock held by stockholders.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law (“DGCL”). Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

☐	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

☐	The interested stockholder owned at least eighty five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

☐	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

☐	Any merger or consolidation involving the corporation and the interested stockholder;

☐	Any sale, transfer, pledge or other disposition involving the interested stockholder of ten percent (10%) or more of the assets of the corporation;

☐	Subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

☐	Subject to exceptions, any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested stockholder; or

☐	The receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning fifteen percent (15%) or more of the outstanding voting stock of the corporation or any entity or person affiliated with, or controlling, or controlled by, the entity or person. The term “owner” is broadly defined to include any person that, individually, with or through that person’s affiliates or associates, among other things, beneficially owns the stock, or has the right to acquire the stock, whether or not the right is immediately exercisable, under any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote the stock under any agreement or understanding, or has an agreement or understanding with the beneficial owner of the stock for the purpose of acquiring, holding, voting or disposing of the stock.

The restrictions in Section 203 do not apply to corporations that have elected, in the manner provided in Section 203, not to be subject to Section 203 of the Delaware General Corporation Law or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or authorized for quotation on the Nasdaq Stock Market or held of record by more than 2,000 stockholders. Our Second Amended and Restated Certificate of Incorporation and Bylaws do not opt out of Section 203.

Section 203 could delay or prohibit mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Certificate of Incorporation and Bylaws

Provisions of our Second Amended and Restated Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Second Amended and Restated Certificate of Incorporation and Bylaws:

☐	Permit our board of directors to issue up to 1,000,000 shares of preferred stock, without further action by the shareholders, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

☐	Provide that the authorized number of directors may be changed only by resolution of a majority of the total number of authorized directors whether or not there exist any vacancies in the previously authorized directorships (the “Whole Board”);

☐	Provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

☐	Do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

☐	Provide that special meetings of our shareholders may be called only by the board of directors acting pursuant to a resolution adopted by a majority of the Whole Board or holders of a majority of the outstanding voting power of the shares of capital stock of the Company; and

☐	Set forth an advance notice procedure with regard to the nomination, other than by or at the direction of our board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of shareholders.

Special Stockholder Meetings

Subject to the rights of the holders of any future series of preferred stock, special meetings of stockholders may be called by the board of directors or when requested in writing by holders of not less than ten percent (10%) of all shares entitled to vote at such special meeting. At any annual meeting or special meeting of stockholders, only such business will be conducted or considered as has been brought before such meeting as shall have been properly brought before the meeting.

Consent of Stockholders in Lieu of Meeting

Subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by the stockholders may be taken at a duly called annual meeting of stockholders or by a written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class of shares is entitled to vote thereon as a class, such written consent shall be required of the holders of a majority of the shares of each class of shares entitled to vote as a class thereon and of the total shares entitled to vote thereon.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, the Company’s stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of the Company’s stockholders may bring an action in the Company’s name to procure a judgment in the Company’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Company’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitation on Liability and Indemnification of Directors and Executive Officers

Our Second Amended and Restated Certificate of Incorporation limit our directors’ liability to the fullest extent permitted under Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

☐	For any breach of a director’s duty of loyalty to us and our stockholders;

☐	For any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

☐	Under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or

☐	For any breach of a director’s duty of loyalty to us or our stockholders.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Delaware law provides that we may, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

We intend to maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for certain actions taken in their capacities as directors and officers. We believe that these provisions in our Second Amended and Restated Certificate of Incorporation and Bylaws and any such insurance policy are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability, advancement and indemnification provisions in the Second Amended and Restated Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, your investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Authorized but Unissued Shares

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of NASDAQ, which would apply if and so long as the Company’s common stock is listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding twenty percent (20%) of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital or as employee compensation.

The Company’s board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of the Company’s management. Moreover, the Company’s authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable the Company’s board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company’s management and possibly deprive the Company’s stockholders of opportunities to sell their shares of the Company’s common stock at prices higher than prevailing market prices.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equity Stock Transfer.

Shares Eligible for Future Sale

There is currently no established public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time and could impair our ability to raise capital through sales of equity securities.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns “restricted securities” of a “reporting company” may not sell these securities until the person has beneficially owned them for at least six months. Thereafter, affiliates may not sell within any three-month period a number of shares in excess of the greater of: (i) one percent (1%) of the then outstanding shares of common stock as shown by the most recent report or statement published by the issuer; and (ii) the average weekly reported trading volume in such securities during the four preceding calendar weeks.

Sales under Rule 144 by our affiliates will also be subject to restrictions relating to manner of sale, notice and the availability of current public information about us and may be affected only through unsolicited brokers’ transactions.

Persons not deemed to be affiliates who have beneficially owned “restricted securities” for at least six months but for less than one year may sell these securities, provided that current public information about the Company is “available,” which means that, on the date of sale, we have been subject to the reporting requirements of the Exchange Act for at least 90 days and are current in our Exchange Act filings. After beneficially owning “restricted securities” for one year, our non-affiliates may engage in unlimited re-sales of such securities.

Shares received by our affiliates upon exercise of stock options or upon vesting of other equity-linked awards may be “controlled securities” rather than “restricted securities.” “Controlled securities” are subject to the same volume limitations as “restricted securities” but are not subject to holding period requirements.

Item 2. Exhibits.

Under the “Instructions as to Exhibits” section of Form 8-A, no exhibits are required to be filed because no other securities of the Company are to be registered on The Nasdaq Stock Market LLC and the securities to be registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GREENWAVE TECHNOLOGY SOLUTIONS, INC.

Date: July 21, 2022	By:	/s/ Danny Meeks
Name: Danny Meeks
Title: Chief Executive Officer